Exhibit 3(ii)
Paragon Real Estate Equity and Investment Trust
Amendment No. 2 to the Amended and Restated Bylaws
     Sections 1 and 2 of Article VII of the Amended and Restated Bylaws of Paragon Real Estate Equity and Investment Trust, as amended, are hereby amended to read in their entirety as follows:
“Article VII
Shares
     SECTION 1. (a) Shares Without Certificates. Nothing in this Article VII shall be interpreted to limit the authority of the Board of Trustees to authorize the issuance of some or all of the shares of any or all of the classes of shares of the Trust without certificates in accordance with Section 8-203 of Maryland General Corporation Law. This authorization does not affect shares already represented by certificates until they are surrendered to the Trust.
     (b) Shares With Certificates. In the event the Trust issues shares represented by certificates, such certificates shall be signed by the chief executive officer, the president or a vice president and countersigned by the secretary or an assistant secretary or the treasurer or an assistant treasurer and may be sealed with the seal, if any, of the Trust. The signature may be either manual or facsimile. Certificates shall be consecutively numbered; and if the Trust shall, from time to time, issue several classes of shares, each class may have its own number series. A certificate is valid and may be issued whether or not an officer who signed it is still an officer when it is issued. Each certificate representing shares that are restricted as to their transferability or voting powers, which are preferred or limited as to their dividends or as to their allocable portion of the assets of the Trust upon liquidation or which are redeemable at the option of the Trust, shall have a statement of such restriction, limitation, preference or redemption provision, or a summary thereof, plainly stated thereon. In lieu of such statement or summary, the Trust may set forth upon the face or back of the certificate a statement that the Trust will furnish to any shareholder, upon written request and without charge, a full statement of such information.
     SECTION 2. Transfers when Certificates are Issued. Shares shall be treated as negotiable, and title thereto shall be transferred by delivery thereof to the same extent as those of a Maryland stock company. Upon surrender to the Trust or the transfer agent of the Trust of a share certificate duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Trust shall have the authority to issue a new certificate to the person entitled thereto (unless the Board of Trustees has authorized the issuance of the applicable class represented by said share certificate to be issued without certificates), cancel the old certificate and record the transaction upon its books. The Trust shall be entitled to treat the holder of record of any share or shares as the holder in fact thereof; and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Maryland. Notwithstanding the foregoing, transfers of shares of any class of stock will be subject in all respects to the provisions of the Declaration of Trust and all of the terms and conditions set forth therein.”